UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

                       Mediaco Holding Inc.
(Name of Issuer)

                       Class A Common Stock
(Title of Class of Securities)

                       58450D104
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       May 19, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 21,154,880 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 21,154,880 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,154,880 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 92.1%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 21,154,880 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 21,154,880 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,154,880 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 92.1%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (the “Amendment”) relates to Class A Common Stock (“Class A Common Stock”) of Mediaco Holding Inc., an Indiana corporation (the “Issuer” or the “Company”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on January 28, 2020, as amended on February 5, 2020, March 30, 2020, April 24, 2020, May 22, 2020, September 2, 2020 and September 23, 2020 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.

This Amendment is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as set forth below:

On May 19, 2021, SG Broadcasting LLC, a company wholly owned by funds managed by Standard General, agreed to lend the Company up to $7,000,000, the first $3,000,000 of which was loaned on such date, with additional commitments to fund $1,000,000 on or before June 1, 2021 and up to an additional $3,000,000 until June 30, 2022, all pursuant to the terms of an Unsecured Convertible Promissory Note (the “2021 Note”).  Under the 2021 Note, interest shall accrue on the principal sums outstanding at a rate per annum equal to the interest rate on the Company Senior Debt (as defined in the 2021 Note), or if no Company Senior Debt is outstanding, 6.00%, plus an increase of 1.00% after November 25, 2021 and additional increases of 1.00% following each anniversary of such date until the 2021 Note matures on November 25, 2025.  Unpaid interest shall be added to the amount of principal under the 2021 Note.  All or a portion of the outstanding principal and any accrued but unpaid interest under the 2021 Note may be converted, at the option of the holder upon five business days’ notice to the Company, into shares of Class A Common Stock at a conversion price equal to the average volume-weighted average prices of the Class A Common Stock for the last 30 trading days prior to the date of determination (the “30-Day VWAP”); provided that the conversion price shall not be less than $0.50 per share.  Notwithstanding the foregoing, no shares of Class A Common Stock may be issued in connection with the conversion of the 2021 Note unless such issuance receives the prior approval of the shareholders of the Company.
The foregoing description of the terms and conditions of the 2021 Note does not purport to be complete and is qualified in its entirety by reference to the full text of the 2021 Note, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Items 5 is hereby supplemented as set forth below.

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) The Reporting Persons did not effect any transactions in shares of the Issuer’s Class A Common Stock during the sixty day period prior to the filing of this Schedule 13D, other than by virtue of acquiring the 2021 Note described in Item 4.

If the issuance of shares of Class A Common Stock upon conversion of the 2021 Note were approved by the share holders of the Company, as of May 20, the 2021 Note would be convertible into 922,089 shares of Class A Common Stock under the formula described above.

As previously disclosed, the Reporting Persons beneficially own 220,000 shares of Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”), each share of which is convertible into such number of shares of Class A Common Stock as is determined by dividing: (i) the purchase price of the Series A Preferred Stock plus any accrued dividends by (ii) 30-Day VWAP, determined as of the fifth business day after the date on which notice of conversion is given.  As of May 20, 2021, the shares of Series A Preferred beneficially owned by the Reporting Persons would have been convertible into 7,754,866 shares of Class A Common Stock under the formula described above.

In addition, as previously disclosed, the Reporting Persons hold an unsecured convertible promissory note payable by the Company, with a principal amount of $20,000,000 (the “Second Amended and Restated Promissory Note”).  The Second Amended and Restated Promissory Note is convertible, at the option of the Reporting Persons, into such number of shares of Class A Common Stock as is determined by dividing all or a portion of the outstanding principal and any accrued but unpaid interest thereunder by the 30-Day VWAP as of such date, determined as of the fifth business day following the date that the Reporting Persons deliver notice of conversion.  As of May 20, 2021, the amount of principal and accrued interest under the Second Amended and Restated Promissory Note was approximately $22.4 million and, as of such date, the Second Amended and Restated Promissory Note was convertible into 6,880,527 shares of Class A Common Stock under the formula described above.

The percentages reported herein are based on a statement in the Company’s Annual Report for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 30, 2021, that, as of March 23, 2021, there were 1,998,051 shares of the Issuer’s Common Stock outstanding.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.  Materials to Be Filed as Exhibits

Exhibit 99.1	2021 Note, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on May 21, 2021.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:	May 21, 2021
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim